

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Kenneth E. Fogarty
President
Reed Elsevier Capital Inc.
1105 North Market Street
Wilmington, Delaware 19801

> **Re: Reed Elsevier Capital Inc.**
> **Registration Statement on Form F-4**
> **Filed April 4, 2013**
> **File No. 333-187736**

Dear Mr. Fogarty:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures

1. Please revise the second half of the signature block for both Reed Elsevier PLC and Reed Elsevier NV to, in each case, include someone signing with the indicated capacity of either Principal Accounting Officer or Controller.

Exhibit Index

2. We note that the legality opinion filed as Exhibit 5.1 states that the indenture dated as of October 16, 2012 has been filed as an exhibit to the registration

statement. As this is a material agreement, please revise to file the indenture as an exhibit to your next amendment.

Exhibit 5.1

3. Please delete the assumption, "[w]e also have assumed that the Indenture is the valid and legally binding obligation of the Trustee" in the first full paragraph on page 2.

Exhibit 5.2

Nature of Opinion, page 2

4. Please delete observation (v) on page 3, as these appear to be material facts underlying the opinion. If these are material facts counsel should obtain those facts. As such, please revise.

Benefit of Opinion, page 3

5. Please refer to the paragraph numbered 6 on page 3. Please have counsel revise to remove the word "solely" from the first sentence. In addition please remove the statements "except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by you for any other purpose. This opinion is not addressed to the holders of any Notes, Exchange Securities or Guarantees." This appears to be an inappropriate limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.3.d. In this regard please also remove similar disclosure from the paragraph numbered 7 in Exhibit 5.3.

Assumptions, page 5

6. Please have counsel delete assumption (d) on page 5 as this assumes material facts.

7. Please refer to assumption (h) on page 6. Please have counsel delete this assumption or explain to us how this is not an assumption of material facts underlying the opinion. In the alternative please remove this assumption.

8. Please have counsel delete assumption (i) on page 6 as this assumes material facts.

9. Please have counsel revise assumption (j) to clarify that they have examined all relevant facts.

10. Please refer to assumptions (l), (m), and (n). Please explain to us why these are not material facts underlying the opinion. If these are material facts counsel should obtain those facts.

Exhibit 5.3

Nature of Opinion and Observations, page 3

11. Please have counsel delete paragraph (m) on page 4. Such a limitation on liability is not appropriate.

Opinion, page 5

12. Please refer to the statement "any factual matters, documents or events not disclosed to us" in paragraph number 6 on page 5. Please have counsel revise to clarify that it has examined all relevant information.

Schedule 1

Assumptions, page 7

13. Please have counsel delete assumptions (b), (e), (f), and (p) on pages 7, 8, and 9 respectively as these assume material facts.

14. Please have counsel delete assumption (c) as this "assumes away" the relevant issue.

15. Please refer to assumption (d). In your response please explain to us why counsel must assume this if it has confirmed this already with the commercial register as noted in paragraph (a) on page 2. In the alternative please remove this assumption.

16. Please remove assumption (h).

17. Please have counsel revise assumption (g) on page 8 to remove assumptions of past and current facts.

18. Please refer to assumptions (i), (j), and (k) on page 8. Please explain to us why these are not material facts underlying the opinion. If these are material facts counsel should obtain those facts.

19. In your response to us please explain why assumption (r) on page 9 is not an assumption of material facts. This appears to assume that the registrant took the required steps to authorize entering into the obligation. Refer to Section II.B.1.e. of the Staff Legal Bulletin No. 19. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 if you have questions regarding these comments.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Rhett Brandon
        Simpson Thacher & Bartlett LLP